Youxin Technology Ltd

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

June 10, 2026

Ms. Marion Graham

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Youxin Technology Ltd
Registration Statement on Form F-3
Filed May 22, 2026
File No. 333-296161

Dear Ms. Graham:

This letter is in response to the letter dated June 3, 2026, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Youxin Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. An amended resale registration statement on Form F-3 (the “F-3/A”) is being filed to accompany this letter.

Cover Page

1.	Please reconcile your cover page disclosure that you “do not, and currently have no plans to conduct operations in Hong Kong” with your disclosure on page 5 that your subsidiary, Youxin Cloud (HK) Limited, “was incorporated on December 13, 2022, under the laws of Hong Kong.”

Answer: Youxin Cloud (HK) Limited (the “HK Subsidiary”) is a wholly-owned subsidiary of the Company incorporated under the laws of Hong Kong solely to serve as an intermediate holding company in the Company’s corporate structure. The HK Subsidiary does not engage in, and the Company currently has no plans for the HK Subsidiary to engage in, any active business operations, revenue-generating activities, or operational functions in Hong Kong. The HK Subsidiary holds no employees, generates no revenue, and does not provide any services or conduct any commercial activities in Hong Kong or elsewhere. Its sole function is to hold equity interests in the Company’s operating subsidiaries as part of the Company’s overall corporate structure.

In response to the Staff’s comment, the Company has revised the cover page disclosure of the F-3/A to clarify that, while Youxin Cloud (HK) Limited was incorporated on December 13, 2022, under the laws of Hong Kong and is a wholly-owned subsidiary of the Company, it serves exclusively as an intermediate holding entity and does not, and currently has no plans to, conduct any active operations in Hong Kong. The Company has also revised the relevant disclosure on page 5 to be consistent with the foregoing clarification and to ensure that investors understand the limited and structural nature of the HK Subsidiary’s role within the Company’s corporate organization.

June 10, 2026

About this Prospectus, page ii

2.	Your definition of China or the PRC appears to exclude Hong Kong and Macau for purposes of describing the PRC rules, laws, regulations and regulatory authority or other legal, tax or finance matters. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Answer: In response to the Staff’s comment, the Company has clarified its definitions. First, as requested, the definition of “China” or the “PRC” in the F-3/A includes the Hong Kong Special Administrative Region (“Hong Kong”) and the Macau Special Administrative Region (“Macau”). Second, the Company has added a new defined term, “Mainland China”, which does not include Hong Kong or Macau. In connection with this change, the Company has revised disclosure throughout the F-3/A to refer to China or Mainland China, as applicable.

The Company has also revised its risk factor and related disclosure to clarify that all of the legal and operational risks associated with having operations in Mainland China also apply to having operations in Hong Kong and Macau. Consistent with the Staff’s comment, where appropriate the revised disclosure describes the applicable Mainland China law and then explains how the laws of Hong Kong and Macau differ from such Mainland China law and describes the related risks and consequences to the Company. As context for the Staff, Hong Kong and Macau operate under legal systems distinct from that of Mainland China; pursuant to the Basic Law of the Hong Kong Special Administrative Region, Mainland China’s national laws are not applied in Hong Kong except for those listed in Annex III, which relate to defense and foreign affairs and other matters outside the limits of the autonomy of the Region, and a corresponding provision applies under the Basic Law of the Macau Special Administrative Region. This principle is referred to as the “one country, two systems” constitutional principle in the PRC. The revised disclosure explains these differences while making clear that Mainland China’s government may exercise significant oversight and discretion that could extend to, or otherwise affect, the Company’s intermediate holding subsidiary incorporated anywhere in the PRC and the Company’s business and operations generally.

As noted in response to Comment 1, while the Company does not currently conduct any active business operations in Hong Kong or Macau, it maintains a Hong Kong subsidiary solely as a non-operating intermediate holding company, which has no employees, generates no revenue, and conducts no commercial activities. The Company does not have any subsidiary, branch, or operational presence in Macau. Nevertheless, the Company has added a risk factor disclosure under “Risks Related to Regulatory Oversight in Hong Kong and Macau” on page 32.

Selling Shareholder, page 66

3.	Please identify each of the natural persons who exercise voting and dispositive power over the class A ordinary shares held by entities. For guidance, please refer to Regulation S-K Corporation Finance Interpretation 140.02.

Answer: The Company has revised the Selling Shareholder table in the F-3/A to add footnote disclosure identifying the natural person(s) who exercise sole or shared voting and dispositive power over the Class A ordinary shares held by each entity selling shareholder. Please see the revised Selling Shareholder table on page 66 of the F-3/A.

General

4.	You state that you entered into a definitive share acquisition agreement with certain shareholders of YATOP Group Limited on April 21, 2026. Please update the filing to indicate when the transaction closed and when the shares were issued to the selling shareholders. Please file the share acquisition agreement as exhibit.

Answer: The Company advises the Staff that the share acquisition agreement with certain shareholders of YATOP Group Limited (the “Share Acquisition Agreement”) was entered into on April 21, 2026, and the transaction closed on May 7, 2026. The Class A ordinary shares registered for resale hereunder were issued to the selling shareholders on May 7, 2026 upon closing of the transaction.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the F-3/A to reflect the foregoing information. The Company has also filed the Share Acquisition Agreement as an exhibit to the F-3/A. Please see Exhibit 10.1 to the F-3/A.

* * *

June 10, 2026

Thank you in advance for your assistance in reviewing this response and the Amendment. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shaozhang Lin
Shaozhang Lin